UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 10549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Lorus Therapetics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

544192107

(CUSIP Number)

November 25, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  544192107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William Richard Hermon I.R.S. Identification No. – Not applicable
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9). 0%
12.	Type of Reporting Person (See Instructions) IN

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Item 1.
(a)            Name of Issuer:

  Lorus Therapeutics Inc.

(b)            Address of Issuer's Principal Executive Offices:

  2 Meridian Road, Toronto, Ontario, M9W 4Z7 Canada

Item 2.

(a)
Names of Persons Filing:

William Richard Hermon (“Hermon”), sometimes referred to as a Reporting Person, passed away on November 25, 2011. This filing statement is being filed on behalf of Hermon by the Executor of his Estate.

(b)	Address of Principal Business Office:

  The business address for the Reporting Person was 17 York Street, Suite 202, Ottawa, ON, Canada, K1N 9J6

              (c)           Citizenship:

  Hermon was a Canadian citizen.

              (d)           Title of Class of Securities:

  Common Stock, no par value

              (e)           Cusip Number:

  544192107

Item 3.          NA

Item 4.          Ownership

(a)-(c)  The responses of the Reporting Person to items 5 through 11 on the cover page are incorporated herein by reference.  As of the close of business on November 25, 2011, the Reporting Person’s beneficial ownership of Common Stock was nil.

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Item 5.        Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

NA

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             See Item 4 above.

Item 8.         Identification and Classification of Members of the Group

NA

Item 9.         Notice of Dissolution of Group

NA

Item 10.       Certification

(a)          NA

(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2012

/s/ Susan Sweeney Hermon Susan Sweeney Hermon Executor, Estate of William Richard Hermon

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